Prospectus Supplement
John Hancock Marathon Asset-Based Lending Fund (the fund)
Supplement dated April 24, 2026 to the current Prospectus, as may be supplemented (the Prospectus)
At a meeting held on April 17, 2026, the fund’s Board of Trustees approved a management fee reduction effective May 1, 2026 (the Effective Date). As a result, as of the Effective Date, the information in the “Shareholder transaction expenses” table and the “EXAMPLE” table under “Fees and expenses” is amended and restated as follows:

Shareholder transaction expenses	Class I	Class S	Class D	Class A	Class U

Sales load paid by you (as a percentage of offering price)[1]	None	Up to 3.50%	Up to 1.50%	Up to 2.50%	None

Annual expenses (as a percentage of net assets attributable to Shares)
Management fee[2]	1.25%	1.25%	1.25%	1.25%	1.25%
Incentive fee[3]	1.10%	1.10%	1.10%	1.10%	1.10%
Distribution and service fee[4]	0.00%	0.85%	0.25%	0.25%	0.75%
Interest expense on borrowed funds	1.07%	1.07%	1.07%	1.07%	1.07%
Other expenses[5]	1.82%	1.82%	1.82%	1.82%	1.82%
Acquired fund fees and expenses[6]	0.01%	0.01%	0.01%	0.01%	0.01%
Total annual fund operating expenses[7]	5.25%	6.10%	5.50%	5.50%	6.00%
Fee waiver and/or expense reimbursements[8]	-0.60%	-0.60%	-0.60%	-0.60%	-0.60%
Total annual fund operating expenses after fee waiver and/or expense reimbursements	4.65%	5.50%	4.90%	4.90%	5.40%
1
Class S Share, Class D Share, and Class A Share investments may be subject to a maximum sales charge of up to 3.50%, 1.50%, and 2.50%, respectively. The sales load will neither constitute an investment made by the investor in the fund nor form part of the assets of the fund, and the impact on a particular investor’s investment returns would not be reflected in the returns of the fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor. Class U Shares and Class I Shares are each not subject to a sales load; however, investors purchasing Shares through certain brokers or selling agents (financial intermediaries) could be required to pay transactional or other fees on purchases and sales of Class U Shares or Class I Shares to their financial intermediary in such amounts as their financial intermediary may determine. Any such fees will be in addition to an investor’s investment in the fund and not deducted therefrom. Potential investors should consult with their financial intermediary about the sales load and any additional fees or charges their financial intermediary might impose on each class of Shares.
2
“Management fee” has been restated to reflect the contractual management fee schedule effective May 1, 2026.
3
The Advisor is also paid an Incentive Fee if certain income-based targets are met. The Incentive Fee is described below under “Management of the fund - Advisory Agreement”. The fund anticipates that it may have net investment income that could result in the payment of an Incentive Fee to the Advisor during certain periods. However, the Incentive Fee is based on the fund meeting certain net investment income targets and will not be paid unless the fund achieves those targets. The fund expects the Incentive Fee the fund pays to increase to the extent the fund earns greater net investment income through its investments. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal period ended October 31, 2025. See “Management of the fund - Advisory Agreement” for a full explanation of how the Incentive Fee is calculated. It is anticipated that an Incentive Fee may be earned during the current fiscal year.
4
In connection with Class S Shares, Class D, Shares, Class A Shares, and Class U Shares of the fund, the fund pays a Distribution and Service Fee equal to 0.85%, 0.25%, 0.25%, and 0.75% per annum of the aggregate value of the fund's Class S Shares, Class D Shares, Class A Shares, and Class U Shares outstanding, respectively, determined as of the close of regular trading on the NYSE (typically 4:00p.m., Eastern time, on each business day that the NYSE is open) (or more frequently as needed) (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee is payable daily. The Distributor may pay all or a portion of the Distribution and Service Fee to the broker-dealers that sell Shares of the fund or provide investor services and/or administrative assistance to Shareholders. See “Distribution and Service Fee” below.
5
“Other expenses” are estimated for the current fiscal year based on the fund’s net asset value as of October 31, 2025.
6
“Acquired fund fees and expenses” are based on indirect net expenses associated with the fund’s investments in underlying investment companies.
7
The “Total annual fund operating expenses” shown may not correlate to the fund’s ratios of expenses to average daily net assets shown in the “Financial highlights” section of the fund’s prospectus, which does not include “Acquired fund fees and expenses.”
8
The Advisor contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, in an amount equal to the amount by which the following expenses of the fund, incurred in the ordinary course of the fund’s business, exceed 0.60% percent of average daily net assets (on an annualized basis) of the fund: (a) administrative fees; (b) custody and accounting fees; (c) audit fees; (d) legal fees; (e) independent trustee fees; (f) valuation fees; (g) blue sky fees; (h) insurance premiums; (i) printing costs; (j) registration and filing expenses; (k) organizational and offering expenses; (l) transfer agent fees and service fees; (m) other miscellaneous ordinary expenses, but excluding (1) advisory and incentive fees; (2) interest expense; (3) 12b-1 fees; (4) any cashiering or other investment servicing fees; (5) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the fund; (6) taxes; (7) short
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dividends; (8) Acquired Fund Fees and Expenses (based on indirect net expenses associated with the fund’s investments in underlying investment companies); (9) class specific expenses; (10) portfolio brokerage commissions; (11) expenses related to, or incurred by, special purpose vehicles or other subsidiaries of the fund held directly or indirectly by the fund; (12) expenses, including legal expenses, related to investments of the fund; and (13) expenses, including legal expenses, related to co-investment transactions involving the fund. This agreement expires on April 30, 2027, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time. The Advisor also contractually agrees to waive a portion of its Management Fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2027, unless renewed by mutual agreement of the fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.
For a more complete description of the various fees and expenses of the fund, see “Management of the fund.”
Example
The following example illustrates the expenses that you would pay on a $1,000 investment in Shares, for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. This example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:*
Cumulative Expenses Paid for the Period of:

Expenses ($)	Class I	Class S	Class D	Class A	Class U
Year 1	47	88	63	73	54
Year 3	152	204	171	180	172
Year 5	256	317	278	285	288
Year 10	515	590	541	545	568
The example should not be considered a representation of future expenses. Actual expenses may be higher or lower.
*
The example assumes that the total annual fund operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) set forth in the Annual Expenses table above are as shown and remain the same for each year, and that all dividends and distributions are reinvested at net asset value. The expenses used to calculate the fund’s examples do not include fee waivers or expense reimbursements. Actual expenses may be greater or less than those assumed. Moreover, the fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.
Moreover, the “Effect of the Advisor’s Incentive Fee” risk found in both the “Principal risks” and “Risk factors” sections and the “Leverage risk” found in the “Risk factors” section are amended and restated as follows as of the Effective Date:
Effect of the Advisor’s Incentive Fee. The fund will allocate the Incentive Fee to the Advisor based on returns to the Shareholders. The Incentive Fee is asymmetric — it grants the Advisor a priority allocation of gains without requiring the Advisor to accept a corresponding (or any) priority allocation of losses. Accordingly, the Incentive Fee may create an incentive for the Advisor to make investments that are risky or more speculative than would be the case in the absence of such arrangement. The way in which the Incentive Fee payable to the Advisor is determined may encourage it to use leverage to increase the return on the fund’s investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor Shareholders. Such a practice could result in the fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.
Leverage risk
Leverage creates risks for Shareholders, including the likelihood of greater volatility of NAV and market price of, and distributions from, the Shares and the risk that fluctuations in the costs of borrowings may affect the return to Shareholders. To the extent the income derived from investments purchased with funds received from leverage exceeds the cost of leverage, the fund’s distributions will be greater than if leverage had not been used. Conversely, if the income from the investments purchased with such funds is not sufficient to cover the cost of leverage, the amount available for distribution to Shareholders will be less than if leverage had not been used. In the latter case, the Advisor, in its best judgment, may nevertheless determine to maintain the fund’s leveraged position if it deems such action to be appropriate. While the fund has preferred shares or borrowings outstanding, an increase in short-term rates would also result in an increased cost of leverage, which would adversely affect the fund’s income available for distribution. There can be no assurance that a leveraging strategy will be successful.
Leverage may be achieved through the purchase of certain derivative instruments. The fund’s use of derivative instruments exposes the fund to special risks.
Additionally, as of the Effective Date, the paragraph below amends and restates the third paragraph following the “EXAMPLE” table in the “Fees and expenses” section and the third paragraph under the “Advisory Agreement” heading in the “Management of the fund” section:
The Advisor shall be paid at the end of each calendar month at the annual rate of 1.250% of the average net asset value of the fund (the Management Fee).

Finally, the paragraph and table below replace the first paragraph under the “The Subdvisory Agreement” heading in the “Management of the fund” section as of the Effective Date:
The Advisor entered into a subadvisory agreement dated June 15, 2022, and amended and restated on April 24, 2026 and May 1, 2026, with the subadvisor (the Subadvisory Agreement). Under the terms of the Subadvisory Agreement, the subadvisor is responsible for managing the investment and reinvestment of the assets of the fund, subject to the supervision and control of the Board and the Advisor. For services rendered by the subadvisor under the Subadvisory Agreement, the Advisor (and not the fund) pays the subadvisor a fee. The Advisor pays the subadvisor for the services rendered and the expenses assumed by the subadvisor (the Subadvisory Fee) at the end of each calendar month. The Subadvisory Fee is stated as an annual percentage of the average daily net assets of the fund determined in accordance with the following schedule, and that rate is applied to the average daily net assets of the fund. The fee schedule that follows is effective May 1, 2026. The Advisor shall also pay the subadvisor all or a portion of the Incentive Fee, as set forth above, based on the average daily net assets of the fund.

Average daily net assets ($)	Annual rate (%)
First 400 million	0.525
Next 100 million	0.550
Excess over 500 million	0.575
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.

Statement of Additional Information Supplement
John Hancock Marathon Asset-Based Lending Fund (the fund)
Supplement dated April 24, 2026 to the current Statement of Additional Information, as may be supplemented (the SAI)
At a meeting held on April 17, 2026, the fund’s Board of Trustees approved a management fee reduction effective May 1, 2026 (the Effective Date). As a result, as of the Effective Date, the paragraph below amends and restates the sixth paragraph under the “The Advisor” heading in the “INVESTMENT ADVISORY AND OTHER SERVICES” section:
The Advisor shall be paid at the end of each calendar month at the annual rate of 1.250% of the average net asset value of the fund (the Management Fee).
Additionally, the paragraphs and table below replace the disclosure under the “The Subadvisory Agreement” heading in the “INVESTMENT ADVISORY AND OTHER SERVICES” section as of the Effective Date:
The Advisor entered into a subadvisory agreement dated June 15, 2022, and amended and restated on April 24, 2026 and May 1, 2026, with the subadvisor (the Subadvisory Agreement). The subadvisor handles the fund’s portfolio management activities, subject to oversight by the Advisor. The subadvisor is Marathon Asset Management, L.P. As of December 31, 2025, the subadvisor had total assets under management of approximately $23,389 million. The subadvisor is located at One Bryant Park, New York, New York 10036.
Under the terms of the Subadvisory Agreement, the subadvisor is responsible for managing the investment and reinvestment of the assets of the fund, subject to the supervision and control of the Board and the Advisor. For services rendered by the subadvisor under the Subadvisory Agreement, the Advisor (and not the fund) pays the subadvisor a fee. The Advisor pays the subadvisor for the services rendered and the expenses assumed by the subadvisor (the Subadvisory Fee) at the end of each calendar month. The Subadvisory Fee is stated as an annual percentage of the average daily net assets of the fund determined in accordance with the following schedule, and that rate is applied to the average daily net assets of the fund. The fee schedule that follows is effective May 1, 2026. The Advisor shall also pay the subadvisor all or a portion of the Incentive Fee, as set forth above, based on the average daily net assets of the fund.
Average daily net assets ($)	Annual rate (%)
First 400 million	0.525
Next 100 million	0.550
Excess over 500 million	0.575
You should read this supplement in conjunction with the SAI and retain it for your future reference.
Manulife, Manulife Investments, Stylized M Design, and Manulife Investments & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and John Hancock, and the Stylized John Hancock Design are trademarks of John Hancock Life Insurance Company (U.S.A.). Each are used by it and by its affiliates under license.